                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF FEBRUARY, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F       X      Form 40-F
                -----------            ------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                No        X
          -----------        -----------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

                                                                     [CNH LOGO]

     For Immediate Release

     NEW RELEASE

     CNH REPORTS FOURTH QUARTER, 2000 RESULTS

     For more
     information contact:

     William B. Masterson
     01 262 636 5793


- CNH industrial operating margin loss of $11 million in fourth quarter in line with company's expectations and significant improvement over $114 million loss in the fourth quarter of 1999, on a pro forma basis. Improvement driven by $63 million in merger-related profit improvements.


- Fourth quarter net loss before restructuring of $102 million, or $.37 per share, in line with expectations and improved from the net loss of $142 million, before restructuring, or $.95 per share, for the fourth quarter of 1999, on a pro forma basis.


- Fourth quarter revenues of $2.2 billion are down from $2.5 billion in the same period last year, on a pro forma basis, including $214 million in unfavorable foreign exchange on sales of equipment.


- Full year industrial operating margin reaches $172 million, up from $79 million in 1999, on a pro forma basis. Improvement driven by $155 million in merger-related profit improvements.


- 2000 net loss, before restructuring, of $269 million, or $1.26 per share, compared with net loss of $175 million, before restructuring, or $1.17 per share, for 1999, on a pro forma basis.


- Revenues of $10.0 billion for 2000 are down from $10.7 billion in 1999, on a pro forma basis. Decrease primarily reflects $627 million in unfavorable foreign exchange on sales of equipment.


-    CNH has completed all merger-related divestitures.


- CNH to reduce financing activities in diversified business, which impacted CNH Capital results.

- Management intends to recommend a substantially reduced or eliminated company dividend to shareholders at Annual General Meeting in May 2001.


Racine, Wisconsin (February 14, 2001) - CNH Global (N:CNH) today said that $63 million of merger-related profit improvements drove a significant increase in the company's industrial operating margin as the company narrowed its loss to $11 million in the fourth quarter, compared to $114 million in the same period last year, on a pro forma basis.


On a net basis, CNH reported a loss, before restructuring, of $102 million, or $.37 per share, for the fourth quarter, compared to a net loss, before restructuring, of $142 million, or $.95 per share, in the prior year period, on a pro forma basis. (Per share results for the 1999 period are based upon a lower number of shares. See footnote 6 for further information.)


Revenues for the fourth quarter were $2.2 billion, down from $2.5 billion in the same period last year, on a pro forma basis. The $214 million impact of unfavorable foreign exchange on sales of equipment more than accounted for the decline. Higher shipments of agricultural equipment during the quarter were offset by comparably lower shipments of construction equipment.


For the full year, CNH's industrial operating margin was $172 million, up from $79 million in 1999, on a pro forma basis. This improvement was driven by $155 million in merger-related profit improvements.


CNH reported a net loss, before restructuring, for the year of $269 million, or $1.26 per share, in line with expectations. In 1999, the company had a net loss, before restructuring, of $175 million, or $1.17 per share, on a pro forma basis. (Per share results for 1999 are based upon a lower number of shares.) Revenues for the year were $10.0 billion, versus $10.7 billion in 1999, including the impact of $627 million in unfavorable foreign exchange on sales of equipment.


"In the fourth quarter, we saw improvement in our industrial business, as well as encouraging signs in the market share trend for the North American agricultural equipment market," said Paolo Monferino, president and chief executive officer. "We are fully committed to strengthening our core businesses and executing the elements of our

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


restructuring plan, which is on schedule and achieving our savings targets."


Operating results for the full year and the fourth quarter reflect increased cost reduction levels, as compared to the prior year on a pro forma basis. These were achieved through merger integration activities and ongoing cost initiatives. In addition, overall pricing remained slightly positive. These were offset primarily by lower sales volumes and a change in product sales mix from the comparable periods in 1999, as well as economic cost increases. In addition, the impact of unfavorable foreign exchange contributed to lower results for the full year, but was less of a factor in the fourth quarter. On a net basis, the company's results reflect significantly lower contributions from the company's financial services business, particularly in the fourth quarter. For the full year, the company had a decreased tax benefit as compared to 1999.


As a result of its current market outlook, CNH expects the first quarter of 2001 to reflect continued improvement in its industrial operations. However, due to weaker performance from financial services and a normalized tax rate, the company currently expects a net loss, before restructuring, of $.20 to $.30 per share, slightly worse than the loss of $54 million, or $.20 per share, on a comparable common share count basis, in first quarter of 2000.


For the full year, CNH anticipates that the industrial operating margin could improve up to $400 million, reflecting at least $300 million in merger related profit improvements, including cross selling. However, continued inflationary and competitive pressures could slightly reduce profit margins. Including lower interest costs and an improved contribution from the company's financial services businesses, CNH expects a net loss, before restructuring, in 2001, which should improve by about $100 million for the prior year.


In light of the company's financial results, management intends to recommend a substantially reduced or eliminated company dividend to shareholders at the Annual General Meeting in May 2001.


DIVESTITURES COMPLETED, INTEGRATION ACTIONS CONTINUE

CNH has now completed all of the divestitures required by regulatory agencies in North America and Europe. During the fourth quarter, CNH completed the sale of its Fermec construction equipment business, based in Manchester, England, to Terex Corporation. In January, the company completed the sale of its tractor production facility in


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Doncaster, England, to Landini S.p.A. Further, CNH has reached an agreement with
Landini to sell a component production facility in St. Dizier, France, that supports the Doncaster facility.


In total, CNH has divested six facilities, all in accordance with conditions set by regulatory agencies for approval of the November 1999 merger of Case Corporation and New Holland NV. These divestiture actions, and the related uncertainty created in the marketplace, significantly impacted the company's business in 2000.


In addition to these divestitures, the company has announced plans to close or sell certain facilities as part of CNH's merger integration plan. Further industrial rationalization actions are expected to be announced in the future. These steps are part of the company's merger integration plan that is expected to realize at least $600 million in annual profit improvements by 2003, including the $155 million realized in 2000.


Integration actions resulted in pre-tax restructuring charges of $42 million in the fourth quarter and $157 million for the full year. The company's current plan for industrial rationalization and restructuring of its selling, general and administrative organization are expected to result in further pre-tax restructuring charges of approximately $400 million over the next two to three years.


By year-end, CNH employment levels dropped to approximately 31,000, down from nearly 36,000 at the time of the merger and in line with the planned 24 percent reduction in employee headcount by the end of 2003. The 5,000 reduction includes approximately 1,200 employees that were part of divestitures. The balance is from the company's headcount reduction initiatives.


WORLDWIDE RETAIL EQUIPMENT SALES

Worldwide retail unit sales in the agricultural equipment industry remained relatively unchanged in the fourth quarter. An industry gain in North America of 3 percent was offset by a 3 percent decline in Europe. In Latin America, the industry recorded a 23 percent increase in retail unit sales, while in CNH's remaining markets around the world, industry sales continued at the same levels as last year.


Retail unit sales of CNH agricultural equipment rose 7 percent from the company's combined sales in the same period last year. The increase was driven by strong sales growth in Latin America and in CNH's rest of world markets. In North America, retail sales continued at the level of


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last year as an overall increase in sales of tractors was offset by a decline in combines. The improvement in tractor sales reflect growth in mid-horsepower range units, but a drop in large row crop and four-wheel drive models. In
Europe, CNH agricultural equipment retail unit sales were lower, reflecting ongoing weakness in industry combine sales and continued uncertainty around the divestiture of its Doncaster, England, operations, which was completed in January.


Worldwide retail unit sales in the construction equipment industry were up 3 percent in the fourth quarter. Skid steer loader sales grew 9 percent and heavy construction equipment sales increased by 2 percent, while industry sales of loader backhoes declined by 6 percent. While the North American market remained unchanged from the comparable period, Europe reported a 3 percent gain in retail unit sales. In Latin America, industry sales were unchanged, but in CNH's other markets around the world, the industry showed a 10 percent improvement.


CNH retail unit sales of construction equipment were slightly lower in the fourth quarter, as compared to the company's combined sales in the fourth quarter of 1999. In North America, retail unit sales declined, partly due to limited availability of new product models and a significant decline in the loader backhoe market where CNH has a leading position. This decline offset strong CNH retail unit sales gains in Latin America, where sales of CNH construction equipment rose in all major product categories, and in rest of world markets. In Europe, CNH retail unit sales of construction equipment were relatively unchanged, as lower sales of loader backhoes were offset by higher sales of skid steers and heavy equipment.


FINANCIAL SERVICES

CNH Capital, the financial services unit of CNH Global, reported a net loss of $13 million for the fourth quarter of 2000, compared to net income of $20 million for the same period last year, on a pro forma basis. Net income for the full year was $26 million, compared to $112 million in 1999, on a pro forma basis. The year-over-year decline in net income is primarily attributable to higher loan losses and increased provisions, particularly in the fourth quarter. Lower activity levels, coupled with lower gains on asset-backed securitizations also deteriorated the fourth quarter results.


In addition to prolonged weakness in the farm economy, CNH Capital's results were impacted by higher loan delinquencies in its diversified


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



portfolio. This was primarily the result of late payments and bankruptcies in the North American commercial truck industry, which has been affected by higher interest rates and the continued climb in fuel prices. Consequently, CNH Capital decreased its volume of loan origination activity in its diversified business in the fourth quarter and has made the strategic decision to exit the commercial truck financing business and curtail other diversified financing activities.


CNH Capital's managed portfolio remained stable in the quarter at $11.6 billion, compared to September 30, 2000, but was up 9 percent compared to the prior year. The company's geographic expansion and diversification initiatives accounted for a portion of this year-over-year growth, along with the partial transfer of CNH U.S. wholesale receivables to CNH Capital's managed portfolio.


 "We have decided to refocus this business on the company's core activities and on supporting our strong base of equipment dealers and retail customers," said Michel Lecomte, chairman, CNH Capital. "We're fully committed to supporting our equipment operations and thus have decided, in these market conditions, to reduce activities in non-core business areas."


MARKET OUTLOOK

Recent supply and demand reports for global agricultural commodities project continued pressure on commodity prices in 2001. Production remains strong in the Southern Hemisphere, including record soybean crops from Brazil, and analysts do not foresee lower planting levels in North America or Europe for the year ahead. In addition, recent forecasts for U.S. exports have been trimmed. These factors will impact the market for CNH's agricultural equipment, but will be somewhat offset by underlying demand resulting from the low sales levels of recent years and relatively strong farmers' balance sheets. However, the market could be affected by the current BSE crisis in Europe and other countries around the world. The scope of this situation has grown in recent weeks, and the complete impact on farm equipment sales isn't clear at this time. As a result of these factors, but not including the potential impact of BSE, CNH expects industry sales of agricultural equipment to be relatively unchanged from 2000.


In its construction equipment business, CNH expects slightly lower industry sales worldwide, the result of a continued, gradual decline in North America as well as weaker market conditions in Europe. CNH anticipates that worldwide industry sales of loader backhoes in 2001


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



could decline by about 10 percent, sales of heavy construction equipment could be down about 5 percent, while industry sales of skid steer loaders could be flat to up slightly. The recent decline in interest rates in the U.S. is expected to support construction activity, but weakening overall economic conditions may temper new housing starts. In Latin America and in the company's remaining markets around the world, the company expects to see continued market improvement, resulting from more stable economic conditions.


In 2001, following the expected industry declines in Europe, CNH's European sales will be slightly lower than in 2000, which may have a slight negative impact on the company's margins. However, CNH expects launches of several new models of agricultural and construction equipment in the second half of the year that should improve the company's market position. These new models will expand the product offerings from CNH's brands, broadening the company`s potential customer base. In addition, equipment sales are expected to be less impacted by customer and dealer uncertainty in 2001 as many of the merger-related issues have been resolved.


CNH plans to produce slightly below anticipated retail sales levels in 2001 in order to reduce field inventory levels.


In 2001, CNH expects to achieve at least $300 million of further merger-related profit improvements, primarily through lower selling, general and administration expenses, lower purchasing costs, cross selling opportunities and initial savings from manufacturing rationalization actions. A significant portion of the company's manufacturing rationalization savings will not be realized until 2002. The company continues to expect to reduce its headcount by approximately 20 percent from a base of 36,000 by the end of 2003.


As a result of this current market outlook, CNH expects the first quarter of 2001 to reflect continued improvement in its industrial operations. However, due to weaker performance expected from financial services and a normalized tax rate, the company currently expects a net loss, before restructuring, of $.20 to $.30 per share, slightly worse than the loss of $54 million, or $.20 per share on a comparable common share count basis, in first quarter of 2000.


For the full year, CNH anticipates that the industrial operating margin could improve up to $400 million, reflecting at least $300 million in merger related profit improvements, including cross selling. However,


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




continued inflationary and competitive pressures will slightly reduce profit margins. Including lower interest costs and an improved contribution from the company's financial services businesses, net income, before restructuring, in 2001 should improve by about $100 million.


With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had 2000 revenues of approximately $10 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fiatallis, Fiat-Hitachi, Link-Belt earth-moving equipment, New Holland, New Holland Construction, O&K and Steyr.


                                     ******


CNH management will hold a conference call later today to review its fourth quarter and full year 2000 results. The conference call webcast will begin at approximately 9:00 am U.S. CDT and can be accessed through the investor information section of the company's Web site at cnh.com.


                                     ******
FORWARD LOOKING STATEMENTS

The information included in this news release contains forward-looking statements and involves risk and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The company's outlook is predominantly based on its interpretation of what it considers key economic assumptions. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for the company include general economic and capital market conditions, the cyclical nature of our business, currency exchange rate movements, our hedging practices, the company's and its customers' access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the effect of conversion to the Euro, technological difficulties, changes in environmental laws, and employee and labor relations. Additionally, CNH's achievement of the


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



anticipated benefits of the merger of New Holland and Case, including the realization of expected annual operating synergies, depends upon, among other things, its ability to integrate effectively the operations and employees of New Holland and Case, and to execute its multi-branding strategy. The timing and costs for implementing CNH's merger integration initiatives is subject to the outcome of negotiations with numerous third parties, including governmental regulators, purchasers of product lines required to be divested, labor unions, dealers and others. Further information concerning factors that could significantly impact expected results is included in the following sections of the company's Form 20-F for 1999, as filed with the Securities and Exchange
Commission: Business--Business Strategy, Employees, Environmental Matters, Seasonality and Production Schedules and Competition; Legal Proceedings; and Management's Discussion and Analysis of Financial Condition and Results of Operations.


                                       ###





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
                                 CNH GLOBAL N.V.
                             REVENUES AND NET SALES
                                DECEMBER 31, 2000
                        (UNAUDITED - DOLLARS IN MILLIONS)

                                                           THREE MONTHS ENDED                             YEAR ENDED
                                               ------------------------------------------    ---------------------------------------
                                                 2000           1999                 %         2000          1999                %
                                                ACTUAL       PRO FORMA            CHANGE      ACTUAL       PRO FORMA          CHANGE
                                               --------      ---------            -------    --------      ---------          ------
Revenues:
     Net sales
         Agricultural equipment                $  1,345       $  1,357             (1%)      $  5,877       $  6,144            (4%)
         Construction equipment                     751            921            (18%)         3,460          3,785            (9%)
                                               --------       --------                       --------       --------
               Total net sales                    2,096          2,278             (8%)         9,337          9,929            (6%)

     Financial services                             175            191             (8%)           772            785            (2%)
     Eliminations and other                         (25)           (13)                           (95)           (41)
                                               --------       --------                       --------       --------

     Total revenues                            $  2,246       $  2,456             (9%)      $ 10,014       $ 10,673            (6%)
                                               ========        =======                       ========       ========

Net sales:
     North America                             $    830       $    934            (11%)      $  4,072       $  4,114            (1%)
     Western Europe                                 885            993            (11%)         3,613          4,179           (14%)
     Latin America                                  162            126             29%            633            573            10%
     Rest of World                                  219            225             (3%)         1,019          1,063            (4%)
                                               --------       --------                        -------       --------

     Total net sales                           $  2,096       $  2,278             (8%)      $  9,337       $  9,929            (6%)
                                               ========        =======                       ========       ========


                                CNH GLOBAL N.V.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (MILLIONS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                                       EQUIPMENT                 FINANCIAL
                                                            CONSOLIDATED              OPERATIONS                 SERVICES
                                                         THREE MONTHS ENDED        THREE MONTHS ENDED        THREE MONTHS ENDED
                                                             DECEMBER 31,             DECEMBER 31,              DECEMBER 31,
                                                        --------------------      ---------------------    ----------------------
                                                          2000        1999         2000        1999         2000           1999
                                                         ACTUAL     PRO FORMA     ACTUAL     PRO FORMA     ACTUAL       PRO FORMA
                                                        --------    ---------    -------     ---------     ------       ---------
Revenues
    Net sales                                           $ 2,096      $ 2,278     $ 2,096      $ 2,278      $    -        $     -
    Finance and interest income                             150          178          13           14         175            191
                                                        -------      -------     -------      -------      ------        -------
 Total                                                    2,246        2,456       2,109        2,292         175            191
--------------------------------------------------------------------------------------------------------------------------------
 Costs and Expenses
    Cost of goods sold                                    1,786        1,991       1,786        1,991           -              -
    Selling, general and administrative                     311          359         236          312          75             47
    Research and development                                 85           89          85           89           -              -
    Restructuring charge                                     42            4          42            4           -              -
    Interest expense                                        185          187         122          126         101             88
    Other, net                                               50           20          23           (2)         27             22
                                                        -------      -------     -------      -------      ------        -------
 Total                                                    2,459        2,650       2,294        2,520         203            157
--------------------------------------------------------------------------------------------------------------------------------
 Equity in income (loss) of unconsolidated
   subsidiaries and affiliates:
    Financial Services                                       (1)           -         (13)          20          (1)             -
    Equipment Operations                                      1           (7)          1           (7)          -              -
--------------------------------------------------------------------------------------------------------------------------------
 Income (loss) before taxes and minority interest          (213)        (201)       (197)        (215)        (29)            34
 Income tax provision (benefit)                             (84)         (59)        (68)         (73)        (16)            14
 Minority interest                                            5            2           5            2           -              -
--------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                      $  (134)     $  (144)    $  (134)     $  (144)     $  (13)       $    20
                                                        =======      =======     =======      =======      ======        =======
 Basic and diluted earnings (loss) per share (EPS):
    EPS before goodwill and restructuring                ($0.30)     $ (0.86)
    EPS before restructuring                             ($0.37)     $ (0.95)
    EPS                                                  ($0.48)     $ (0.96)


 See Notes to Financial Statements.

                                CNH GLOBAL N.V.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (MILLIONS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                                     EQUIPMENT                FINANCIAL
                                                         CONSOLIDATED                OPERATIONS                SERVICES
                                                           YEAR ENDED                YEAR ENDED              YEAR ENDED
                                                          DECEMBER 31,              DECEMBER 31,             DECEMBER 31,
                                                      ---------------------     ---------------------     --------------------
                                                       2000         1999         2000         1999         2000        1999
                                                      ACTUAL      PRO FORMA     ACTUAL      PRO FORMA     ACTUAL     PRO FORMA
                                                      ------      ---------     ------      ---------     ------     ---------
Revenues
      Net sales                                       $ 9,337      $ 9,929      $ 9,337      $ 9,929       $   -       $   -
      Finance and interest income                         677          744           68           74         772         785
                                                      -------      -------      -------      -------       -----       -----
 Total                                                 10,014       10,673        9,405       10,003         772         785
----------------------------------------------------------------------------------------------------------------------------
 Costs and Expenses
      Cost of goods sold                                7,820        8,320        7,820        8,320           -           -
      Selling, general and administrative               1,250        1,315        1,007        1,173         247         142
      Research and development                            338          357          338          357           -           -
      Restructuring charge                                157           19          157           19           -           -
      Interest expense                                    793          794          542          519         410         390
      Other, net                                          186          150          100           73          86          77
                                                      -------      -------      -------      -------       -----       -----
 Total                                                 10,544       10,955        9,964       10,461         743         609
----------------------------------------------------------------------------------------------------------------------------
 Equity in income (loss) of unconsolidated
   subsidiaries and affiliates:
      Financial Services                                    2            -           26          112           2           -
      Equipment Operations                                  4            1            4            1           -           -
----------------------------------------------------------------------------------------------------------------------------
 Income (loss) before taxes and minority interest        (524)        (281)        (529)        (345)         31         176
 Income tax provision (benefit)                          (153)         (97)        (159)        (161)          6          64
 Minority interest                                         10            4           11            4          (1)          -
----------------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                    $  (381)     $  (188)     $  (381)     $  (188)      $  26       $ 112
                                                      =======      =======      =======      =======       =====       =====

 Basic and diluted earnings (loss) per share (EPS):
      EPS before goodwill and restructuring           $ (0.92)     $ (0.74)
      EPS before restructuring                        $ (1.26)     $ (1.17)
      EPS                                             $ (1.79)     $ (1.26)


 See Notes to Financial Statements.

                                 CNH GLOBAL N.V.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Millions)
                                   (Unaudited)


                                                                                     EQUIPMENT                   FINANCIAL
                                                         CONSOLIDATED                OPERATIONS                  SERVICES
                                                 ---------------------------  --------------------------  --------------------------
                                                 DECEMBER 31,   DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                                     2000          1999          2000          1999          2000           1999
                                                 ------------   ------------  ------------  ------------  ------------  ------------
Assets
    Cash and cash equivalents                       $   886       $   466       $   593        $   387       $   293       $    79
    Accounts, notes receivable and other - net        6,150         7,173         2,405          2,546         4,622         4,768
    Inventories                                       2,374         2,422         2,374          2,422            --            --
    Property, plant and equipment - net               1,474         1,875         1,455          1,867            19             8
    Equipment on operating leases - net                 643           557            --             --           643           557
    Investment in Financial Services                     --            --         1,122          1,080            --            --
    Investments in unconsolidated affiliates            282           328           258            305            24            23
    Goodwill and intangibles                          3,817         3,495         3,669          3,338           148           157
    Other assets                                      1,951         1,362         1,361            983           651           417
                                                    -------       -------       -------        -------       -------       -------
 Total Assets                                       $17,577       $17,678       $13,237        $12,928       $ 6,400       $ 6,009
                                                    =======       =======       =======        =======       =======       =======
----------------------------------------------------------------------------------------------------------------------------------
Liabilities and Equity
    Short-term debt                                 $ 4,149       $ 4,953       $ 2,702        $ 3,879       $ 2,218       $ 1,160
    Accounts payable                                  1,256         1,362         1,222          1,373            96            28
    Long-term debt                                    5,576         4,558         3,087          1,098         2,503         3,474
    Subordinated advance to capital                      --         1,400            --          1,400            --            --
    Accrued and other liabilities                     4,082         3,695         3,712          3,468           461           267
                                                    -------       -------       -------        -------       -------       -------
                                                     15,063        15,968        10,723         11,218         5,278         4,929
    Equity                                            2,514         1,710         2,514          1,710         1,122         1,080
                                                    -------       -------       -------        -------       -------       -------
 Total Liabilities and Equity                       $17,577       $17,678       $13,237        $12,928       $ 6,400       $ 6,009
                                                    =======       =======       =======        =======       =======       =======
----------------------------------------------------------------------------------------------------------------------------------

See Notes to Financial Statements.

                                CNH GLOBAL N.V.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (MILLIONS)
                                  (UNAUDITED)

                                                                                              EQUIPMENT              FINANCIAL
                                                                    CONSOLIDATED             OPERATIONS              SERVICES
                                                                     YEAR ENDED              YEAR ENDED             YEAR ENDED
                                                                     DECEMBER 31,            DECEMBER 31,           DECEMBER 31,
                                                                --------------------    --------------------    --------------------
                                                                  2000         1999       2000        1999        2000       1999
                                                                --------    --------    --------    --------    --------    --------
Operating Activities:
    Net income (loss)                                           $  (381)   $   148      $  (381)    $   148    $    26      $    72
    Adjustments to reconcile net income (loss) to net
        cash from operating activities:
        Depreciation and amortization                               429        183          336         160         93           23
        Changes in operating assets and liabilities                 870        782          (31)        302        215          593
        Other, net                                                 (110)       (28)        (115)       (233)       (20)          20
                                                                -------    -------      -------     -------    -------      -------
 Net cash from operating activities                                 808      1,085         (191)        377        314          708
                                                                -------    -------      -------     -------    -------      -------
-----------------------------------------------------------------------------------------------------------------------------------
 Investing Activities:
    Expenditures for property, plant and equipment                 (228)      (210)        (213)       (209)       (15)          (1)
    Expenditures for equipment on operating leases                 (180)       (63)           0          --       (180)         (63)
    Other, net (primarily acquisitions and divestitures)            112     (4,279)          73      (4,329)        14           38
                                                                -------    -------      -------     -------    -------      -------
Net cash from investing activities                                 (296)    (4,552)        (140)     (4,538)      (181)         (26)
                                                                -------    -------      -------     -------    -------      -------
-----------------------------------------------------------------------------------------------------------------------------------

 Financing Activities:
    Net increase (decrease) in indebtedness                         124      2,101          744       2,805         65         (704)
    Advance to capital                                               --      1,400           --       1,400         --           --
    Dividends paid                                                  (82)       (82)         (82)        (82)        --           --
    Other, net                                                      (84)       (92)         (79)        (92)        20           12
                                                                -------    -------      -------     -------    -------      -------
 Net cash from financing activities                                 (42)     3,327          583       4,031         85         (692)
                                                                -------    -------      -------     -------    -------      -------
-----------------------------------------------------------------------------------------------------------------------------------

Other, net                                                          (50)       (71)         (46)        (71)        (4)          --
                                                                -------    -------      -------     -------    -------      -------
Increase (decrease) in cash and cash equivalents                    420       (211)         206        (201)       214          (10)
Cash and cash equivalents, beginning of year                        466        677          387         588         79           89
                                                                -------    -------      -------     -------    -------      -------
Cash and cash equivalents, end of year                          $   886    $   466      $   593     $   387    $   293      $    79
                                                                =======    =======      =======     =======    =======      =======
-----------------------------------------------------------------------------------------------------------------------------------


See Notes to Financial Statements.

                                 CNH GLOBAL N.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (MILLIONS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                                        EQUIPMENT                FINANCIAL
                                                               CONSOLIDATED             OPERATIONS               SERVICES
                                                             THREE MONTHS ENDED     THREE MONTHS ENDED       THREE MONTHS ENDED
                                                                 DECEMBER 31,            DECEMBER 31,            DECEMBER 31,
                                                             -------------------    --------------------    --------------------
                                                              2000         1999       2000        1999        2000        1999
                                                             -------     -------    --------     -------    --------    --------
Revenues
      Net sales                                              $ 2,096     $ 1,867     $ 2,096     $ 1,867     $    --     $    --
      Finance and interest income                                150         138          13          17         175         147
                                                             -------     -------     -------     -------     -------     -------
 Total                                                         2,246       2,005       2,109       1,884         175         147
--------------------------------------------------------------------------------------------------------------------------------
 Costs and Expenses
      Cost of goods sold                                       1,786       1,615       1,786       1,615          --          --
      Selling, general and administrative                        311         263         236         237          75          26
      Research and development                                    85          68          85          68          --          --
      Restructuring charge                                        42           4          42           4          --          --
      Interest expense                                           185         119         122          80         101          65
      Other, net                                                  50          (3)         23         (16)         27          13
                                                             -------     -------     -------     -------     -------     -------
 Total                                                         2,459       2,066       2,294       1,988         203         104
--------------------------------------------------------------------------------------------------------------------------------
 Equity in income (loss) of unconsolidated
   subsidiaries and affiliates:
      Financial Services                                          (1)       --           (13)         25          (1)         --
      Equipment Operations                                         1          (3)          1          (3)         --          --
--------------------------------------------------------------------------------------------------------------------------------
 Income (loss) before taxes and minority interest               (213)        (64)       (197)        (82)        (29)         43
 Income tax provision (benefit)                                  (84)        (31)        (68)        (49)        (16)         18
 Minority interest                                                 5           2           5           2          --          --
--------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                           $  (134)    $   (35)    $  (134)    $   (35)    $   (13)    $    25
                                                             =======     =======     =======     =======     =======     =======
 Basic and diluted earnings (loss) per share (EPS):
      EPS before goodwill and restructuring                  ($ 0.30)    ($ 0.22)
      EPS before restructuring                               ($ 0.37)    ($ 0.21)
      EPS                                                    ($ 0.48)    ($ 0.23)


 See Notes to Financial Statements.

                                CNH GLOBAL N.V.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (MILLIONS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                                              EQUIPMENT              FINANCIAL
                                                                    CONSOLIDATED             OPERATIONS              SERVICES
                                                                     YEAR ENDED              YEAR ENDED             YEAR ENDED
                                                                     DECEMBER 31,            DECEMBER 31,           DECEMBER 31,
                                                                --------------------    --------------------    --------------------
                                                                  2000         1999       2000        1999        2000       1999
                                                                --------    --------    --------    --------    --------    --------
Revenues
      Net sales                                                 $  9,337    $  5,949    $  9,337    $  5,949    $   --      $   --
      Finance and interest income                                    677         324          68          17         772         412
                                                                --------    --------    --------    --------    --------    --------
 Total                                                            10,014       6,273       9,405       5,966         772         412
------------------------------------------------------------------------------------------------------------------------------------
 Costs and Expenses
      Cost of goods sold                                           7,820       4,884       7,820       4,884        --          --
      Selling, general and administrative                          1,250         726       1,007         657         247          69
      Research and development                                       338         196         338         196        --          --
      Restructuring charge                                           157          19         157          19        --          --
      Interest expense                                               793         266         542         154         410         217
      Other, net                                                     186         (16)        100         (29)         86          13
                                                                --------    --------    --------    --------    --------    --------
 Total                                                            10,544       6,075       9,964       5,881         743         299
------------------------------------------------------------------------------------------------------------------------------------
 Equity in income (loss) of unconsolidated
   subsidiaries and affiliates:
      Financial Services                                               2        --            26          72           2        --
      Equipment Operations                                             4           9           4           9        --          --
------------------------------------------------------------------------------------------------------------------------------------
 Income (loss) before taxes and minority interest                   (524)        207        (529)        166          31         113
 Income tax provision (benefit)                                     (153)         55        (159)         14           6          41
 Minority interest                                                    10           4          11           4          (1)       --
------------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)                                              $   (381)   $    148    $   (381)   $    148    $     26    $     72
                                                                ========    ========    ========    ========    ========    ========
 Earnings (loss) per share (EPS):
      Basic EPS before goodwill and restructuring               $  (0.92)   $   1.10
      Basic EPS before restructuring                            $  (1.26)   $   1.09
      Basic EPS                                                 $  (1.79)   $   0.99

      Diluted EPS before goodwill and restructuring             $  (0.92)   $   1.06
      Diluted EPS before restructuring                          $  (1.26)   $   1.05
      Diluted EPS                                               $  (1.79)   $   0.97


See Notes to Financial Statements.

                                 CNH GLOBAL N.V.
                          Notes to Financial Statements
                          -----------------------------

(1) CNH Global N.V. combines the operations of New Holland N.V. ("New Holland") and Case Corporation ("Case") as a result of their business merger on November 12, 1999 ("the merger date"). Effective with the closing of the merger, New Holland changed its name to CNH Global N.V. ("CNH" or "the Company").

         The accompanying financial statements reflect the consolidated results of CNH and its consolidated subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Prior to the merger date, New Holland presented its consolidated financial statements in accordance with International Accounting Standards, or IAS. CNH has presented New Holland's historical financial results in U.S. GAAP, and certain reclassifications have been made to conform the historical financial statements to the CNH presentation. The accompanying financial statements reflect the historical operating results of New Holland in accordance with U.S. GAAP, including the results of operations of Case since the merger date.

         CNH has prepared the accompanying unaudited pro forma income statement data to illustrate the estimated effects of the acquisition of Case by New Holland as if this transaction had occurred as of January 1, 1999. The pro forma data reflects the impact of the fair market value adjustments to the Case assets and liabilities acquired, as well as incremental interest expense for the related merger financing. These adjustments are being amortized over the periods estimated to be benefited and primarily include additional depreciation of fixed assets and the amortization of (i) the fair value adjustments for acquired receivables and inventories, (ii) identifiable intangibles, and (iii) goodwill.

         CNH has presented the accompanying unaudited pro forma financial data for illustrative purposes only. This pro forma data is not necessarily indicative of (i) the results of operations that would have occurred had the transaction been effective as of January 1, 1999, or (ii) the results of operations that CNH will attain in the future. In addition, the pro forma financial data does not reflect any synergies, cost savings or restructuring actions that may occur as a result of the merger.

         The supplemental financial information captioned "Equipment Operations" includes the results of operations of CNH's agricultural and construction equipment operations, with the Company's financial services businesses reflected on the equity basis. The supplemental financial information captioned "Financial Services" reflects the consolidation of CNH's credit subsidiaries.


(2) New Holland acquired Case for approximately $4.6 billion in cash, including related costs and expenses. CNH financed the acquisition with total borrowings of $3.0 billion under short-term credit facilities, a subordinated advance to capital of $1.4 billion from Fiat Netherlands Holding N.V., formerly New Holland Holdings N.V., a wholly owned subsidiary of Fiat S.p.A., and available cash of $200 million. This acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets and liabilities of Case based upon their respective estimated fair values, including identifiable intangibles, with the remainder allocated to goodwill.

         The final allocation of purchase price resulted in goodwill of approximately $2.8 billion. Goodwill allocated to Case's equipment operations of approximately $2.7 billion is being amortized on a straight-line basis over 30 years. Goodwill allocated to Case's financial services operations of approximately $128 million is being amortized on a straight-line basis over 20 years.


(3) CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance based on operating earnings (loss). CNH defines operating earnings (loss) as the income (loss) of Equipment Operations before interest, taxes and restructuring charges, including the income of Financial Services on an equity basis. A reconciliation of Equipment Operations' net income (loss) to operating earnings (loss) is as follows (in millions):

                                 CNH GLOBAL N.V.
                          Notes to Financial Statements
                          -----------------------------


                                         Three Months Ended December 31,     Year Ended December 31,
                                         ------------------------------    ---------------------------
                                                          1999                             1999
                                                     ---------------                 -----------------
                                             2000     Pro                    2000      Pro
                                            Actual   Forma    Actual        Actual    Forma     Actual
                                            ------   ------   ------       -------   -------   -------
         Net income (loss)                  $ (134)  $ (144)  $  (35)      $  (381)  $  (188)  $   148
         Income tax provision
           (benefit)                           (68)     (73)     (49)         (159)     (161)       14
         Interest expense                      122      126       80           542       519       154
         Restructuring charge                   42        4        4           157        19        19
                                            ------   ------   ------       -------   -------   -------
           Operating earnings (loss)        $  (38)  $  (87)  $    -       $   159   $   189   $   335
                                            ======   ======   ======       =======   =======   =======


         The following summarizes operating earnings by segment (in millions):


                                         Three Months Ended December 31,     Year Ended December 31,
                                         ------------------------------    ---------------------------
                                                          1999                             1999
                                                     ---------------                 -----------------
                                             2000     Pro                    2000      Pro
                                            Actual   Forma    Actual        Actual    Forma     Actual
                                            ------   ------   ------       -------   -------   -------
         Agricultural equipment             $  (81)  $ (131)  $  (53)      $   (95)  $  (139)  $   146
         Construction equipment                 56       24       28           228       216       117
         Financial services                    (13)      20       25            26       112        72
                                            ------   ------   ------       -------   -------   -------
           Operating earnings (loss)        $  (38)  $  (87)  $    -       $   159   $   189   $   335
                                            ======   ======   ======       =======   =======   =======


(4) CNH defines industrial operating margin (loss) as the net sales of Equipment Operations less cost of goods sold, selling, general and administrative and research and development. Industrial operating margin (loss) is as follows (in millions):

                                         Three Months Ended December 31,     Year Ended December 31,
                                         ------------------------------    ---------------------------
                                                          1999                             1999
                                                     ---------------                 -----------------
                                             2000     Pro                    2000      Pro
                                            Actual   Forma    Actual        Actual    Forma     Actual
                                            ------   ------   ------       -------   -------   -------
         Net sales                          $2,096   $2,278   $1,867       $ 9,337   $ 9,929   $ 5,949
         Less:
           Cost of goods sold                1,786    1,991    1,615         7,820     8,320     4,884
           Selling, general and
             administrative                    236      312      237         1,007     1,173       657
           Research and development             85       89       68           338       357       196
                                            ------   ------   ------       -------   -------   -------
             Operating margin (loss)        $  (11)  $ (114)  $  (53)      $   172   $    79   $   212
                                            ======   ======   ======       =======   =======   =======



(5) The Company's full-year effective income tax rates were 29.2% and 26.6% for 2000 and 1999, respectively. The tax rates differ from the Dutch statutory rate of 35% primarily due to differences in the geographical mix of profits, losses in jurisdictions for which no immediate tax benefit is recognizable, non-deductible expenses and changes in valuation reserves attributable to prior-year losses. On a pro forma basis, the Company's 1999 effective tax rate of 34.5% was primarily impacted by differences in the geographical mix of profits, losses in jurisdictions for which no immediate tax benefit was recognizable, non-deductible expenses and changes in valuation reserves attributable to prior-year losses.

                                 CNH GLOBAL N.V.
                          Notes to Financial Statements
                          -----------------------------


(6)      Earnings (loss) per common share ("EPS")
              (in millions, except per share data):

                                         Three Months Ended December 31,     Year Ended December 31,
                                         ------------------------------    ---------------------------
                                                          1999                             1999
                                                     ---------------                 -----------------
                                             2000     Pro                    2000      Pro
                                            Actual   Forma    Actual        Actual    Forma     Actual
                                            ------   ------   ------       -------   -------   -------
         Basic EPS
           Net income (loss)                $ (134)  $ (144)  $  (35)      $  (381)  $  (188)  $   148
           Restructuring charge, net of tax     32        2        4           112        13        14
                                            ------   ------   ------       -------   -------   -------
           Net income (loss) before
             restructuring                    (102)    (142)     (31)         (269)     (175)      162
           Goodwill                             18       14       (2)           72        65         2
                                            ------   ------   ------       -------   -------   -------
           Net income (loss) before
             goodwill and restructuring     $  (84)  $ (128)  $  (33)      $  (197)  $  (110)  $   164
                                            ======   ======   ======       =======   =======   ---====

           Weighted-average shares
             outstanding - Basic             277.0    149.0    149.0         213.3     149.0     149.0

           Basic EPS before goodwill and
             restructuring                  $(0.30)  $(0.86)  $(0.22)      $ (0.92)  $ (0.74)  $  1.10
           Basic EPS before restructuring   $(0.37)  $(0.95)  $(0.21)      $ (1.26)  $ (1.17)  $  1.09
           Basic EPS                        $(0.48)  $(0.96)  $(0.23)      $ (1.79)  $ (1.26)  $  0.99

         Diluted EPS
           Net income (loss)                $ (134)  $ (144)  $  (35)      $  (381)  $  (188)  $   148
           Income impact of dilutive
             conversions                       N/A      N/A      N/A           N/A       N/A        12
                                            ------   ------   ------       -------   -------   -------
           Net income (loss) after
             adjustment for dilutive
             conversions                      (134)    (144)     (35)         (381)     (188)      160
           Restructuring charge, net of tax     32        2        4           112        13        14
                                            ------   ------   ------       -------   -------   -------
           Net income (loss) after
             adjustment for dilutive
             conversions and before
             restructuring                    (102)    (142)     (31)         (269)     (175)      174
           Goodwill                             18       14       (2)           72        65         2
                                            ------   ------   ------       -------   -------   -------

           Net income (loss) after
             adjustment for dilutive
             conversions and before
             goodwill and restructuring     $  (84)  $ (128)  $  (33)      $  (197)  $  (110)  $   176
                                            ======   ======   ======       =======   =======   =======

           Weighted-average shares
             outstanding - Diluted           277.0    149.0    149.0         213.3     149.0     165.3

           Diluted EPS before goodwill and
             restructuring                  $(0.30)  $(0.86)  $(0.22)      $ (0.92)  $ (0.74)  $  1.06
           Diluted EPS before restructuring $(0.37)  $(0.95)  $(0.21)      $ (1.26)  $ (1.17)  $  1.05
           Diluted EPS                      $(0.48)  $(0.96)  $(0.23)      $ (1.79)  $ (1.26)  $  0.97


(7) On November 12, 1999, Fiat Netherlands Holding N.V. the majority shareholder of CNH, contributed $1.4 billion to CNH in the form of an advance to capital to partially finance the business merger of New Holland and Case. The terms of this advance to capital provided that Fiat Netherlands Holding would receive common shares of CNH in exchange for its advance at the earlier of (1) any public equity offering by CNH, or (2) June 30, 2000. If CNH had conducted a public equity offering before June 30, 2000, Fiat Netherlands Holding would have received that number of CNH common shares that it could have purchased with $1.4 billion at the public offering price, less any underwriting discount. CNH did not conduct a public equity offering prior to June 30, 2000. On June 30, 2000, Fiat Netherlands Holding received 127,918,782 CNH common shares, or the number of shares that it could have purchased with $1.4 billion at $10.9444 per share, a price determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH common shares on the New York Stock Exchange during the 20 trading days immediately preceding June 30, 2000. The Board of Directors of CNH approved and CNH paid a discretionary return to Fiat Netherlands Holding on its advance to capital of $56 million, an annual rate of 6.25%.

                                 CNH GLOBAL N.V.
                          Notes to Financial Statements
                          -----------------------------

(8) On July 3, 2000, CNH set the terms for its previously announced share rights offering. Shareholders of record as of June 30, 2000 were eligible to purchase 1.2021154 shares for every one share of common stock that they owned at a price of $10.9444 per share. The subscription period for the offering commenced on July 3, 2000 and concluded on August 4, 2000. The rights offering price was determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH common shares on the New York Stock Exchange during the 20 trading days immediately preceding June 30, 2000. The number of shares eligible for purchase was determined from a ratio that enabled shareholders to maintain their ownership position relative to Fiat Netherlands Holding N.V., CNH's largest shareholder, following the conversion of Fiat Netherlands Holding's $1.4 billion advance to capital into CNH common shares, which occurred on June 30, 2000. Fiat Netherlands Holding agreed not to purchase additional shares through this rights offering. The rights were issued to shareholders as of the June 30, 2000 record date and were non-transferable. Unexercised rights expired at 5 p.m. (U.S. EDT) on August 4, 2000. On August 11, 2000, CNH issued 30,048 common shares through the share rights offering.


(9) In approving the business merger of Case and New Holland, the European Commission and the U.S. Department of Justice identified a number of competitive concerns related to the combined operations of Case and New Holland in specified product lines and markets. Due to these competitive concerns Case and New Holland have committed to a number of actions, including the divestiture of several product lines and facilities.

         On May 11, 2000, CNH completed the sale of selected agricultural equipment assets to ARGO S.p.A., the holding company of Landini S.p.A. The transaction includes a plant in Breganze, Italy, the Laverda line of non-hillside combines that are produced there, and a number of large square balers sold in Europe.

         On May 16, 2000, CNH completed the sale of its interest in Hay and Forage Industries to AGCO Corporation.

         On July 31, 2000, CNH completed the sale of its New Holland Versatile, Genesis and G/70 series four-wheel and two-wheel drive tractor lines, together with the Winnipeg, Canada, plant in which they are made, to Buhler Versatile Inc., a subsidiary of Buhler Industries Inc.

         On December 28, 2000, CNH completed the divestiture of its Fermec Holdings Limited construction equipment business to Terex Corporation. Terex acquired the Manchester, England, plant, and the Fermec loader/backhoe and industrial tractor product lines.


(10) During the year ended December 31, 2000, CNH expensed $157 million of restructuring and other merger-related costs. The restructuring and other merger-related costs primarily relate to the sale of the New Holland Versatile, Genesis and G/70 series four-wheel and two-wheel drive tractor lines, together with the Winnipeg, Canada, plant in which they are made, to Buhler Versatile Inc. The balance of the restructuring and other merger-related costs pertain to involuntary employee severance costs, relocation costs paid on behalf of employees, lease termination penalties, systems integration costs and other legal and professional fees related to the merger of New Holland and Case.


(11) In November 1999, CNH fully, unconditionally and irrevocably guaranteed Case's $900 million in debt securities that were issued pursuant to two registration statements under the U.S. Securities Act of 1933, as amended. The following tables present summary financial information for Case (in millions):

                                                POST-ACQUISITION                              PRE-ACQUISITION
                                               BASIS OF ACCOUNTING                          BASIS OF ACCOUNTING
                                   --------------------------------------------  -------------------------------------------
                                      FOR THE THREE      FOR THE PERIOD FROM     FOR THE PERIOD FROM       FOR THE THREE
                                      MONTHS ENDED       NOVEMBER 12, 1999 TO     OCTOBER 1, 1999 TO       MONTHS ENDED
                                    DECEMBER 31, 2000     DECEMBER 31, 1999       NOVEMBER 11, 1999      DECEMBER 31, 1998
                                   --------------------  ----------------------  ---------------------  --------------------
         Net sales.................       $880                  $620                    $411                 $1,377
         Gross profit*.............       $ 95                  $ 57                    $ 28                 $  119
         Net income (loss).........       $(95)                 $(45)                   $(79)                $ (194)


                                 CNH GLOBAL N.V.
                          Notes to Financial Statements
                          -----------------------------


                                                POST-ACQUISITION                              PRE-ACQUISITION
                                               BASIS OF ACCOUNTING                          BASIS OF ACCOUNTING
                                   --------------------------------------------  -------------------------------------------
                                                          FOR THE PERIOD FROM     FOR THE PERIOD FROM
                                   FOR THE YEAR ENDED     NOVEMBER 12, 1999 TO     JANUARY 1, 1999 TO    FOR THE YEAR ENDED
                                    DECEMBER 31, 2000       DECEMBER 31, 1999       NOVEMBER 11, 1999     DECEMBER 31, 1998
                                   --------------------  ----------------------  ---------------------  --------------------
         Net sales.................      $4,001                 $620                   $3,980                $5,738
         Gross profit*.............      $  459                 $ 57                   $  577                $1,038
         Net income (loss).........      $ (359)                $(45)                  $  (94)               $   64


                                                                                   POST-ACQUISITION
                                                                                  BASIS OF ACCOUNTING
                                                                                      DECEMBER 31,
                                                                                 ---------------------
                                                                                   2000        1999
                                                                                 ---------   ---------
         Current assets..........................................................  $3,615     $4,172
         Non-current assets......................................................  $7,391     $7,441
         Current liabilities.....................................................  $4,954     $2,519
         Non-current liabilities.................................................  $2,915     $5,530
         Minority interests......................................................  $    8     $    8


         -------
         *Gross profit is defined as net sales less cost of goods sold.


(12) During January 2001, the company completed the sale of its tractor production facility in Doncaster, England, to Landini S.p.A. Further, CNH has reached an agreement with Landini to sell a component production facility in St. Dizier, France, that supports the Doncaster facility.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                          CNH Global N.V.



                                          By: /s/ Marsha J. Eberhardt
                                              ---------------------------------
                                              Marsha J. Eberhardt
                                              Assistant Secretary



February 15, 2001